UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

INTEROIL CORPORATION

(Name of Issuer)

Common Shares, No Par Value Per Share

(Title of Class of Securities)

   460951106

(CUSIP Number)

Arthur F. McMahon, III

425 Walnut Street, Suite 1800

Cincinnati, Ohio  45202

(513) 381-2838

(Name, Address and Telephone Number of Persons

Authorized to Receive Notices and Communications)

April 22, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 132-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460951106	13D/A

1	NAME OF REPORTING PERSONS: Phil E. Mulacek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 2,522,195 common shares
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,522,195 common shares
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,522,195 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.1%
14	TYPE OF REPORTING PERSON: IN

CUSIP No. 460951106	13D/A

1	NAME OF REPORTING PERSONS: Five Sterling LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) (b) ☒

3	SEC USE ONLY:
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 99,750 common shares
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 99,750 common shares
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 99,750 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.2%
14	TYPE OF REPORTING PERSON: PN

CUSIP No. 460951106	13D/A

1	NAME OF REPORTING PERSONS: The Sterling Mulacek Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) (b) ☒

3	SEC USE ONLY:
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 39,681 common shares
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 39,681 common shares
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 39,681 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.1%
14	TYPE OF REPORTING PERSON: OO

CUSIP No. 460951106	13D/A

1	NAME OF REPORTING PERSONS: Petroleum Independent & Exploration, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) (b) ☒

3	SEC USE ONLY:
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 127,000 common shares
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 127,000 common shares
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 127,000 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.3%
14	TYPE OF REPORTING PERSON: OO

CUSIP No. 460951106	13D/A

1	NAME OF REPORTING PERSONS: Gerard Rene Jacquin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) (b) ☒

3	SEC USE ONLY:
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 1,248,368 common shares
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,248,368 common shares
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,248,368 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.5%
14	TYPE OF REPORTING PERSON: IN

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the common shares, no par value per share (the “Common Shares”), of InterOil Corporation, a Yukon corporation (the “Company”), and amends the Schedule 13D filed by Mr. Phil E. Mulacek, Five Sterling LP, the Sterling Mulacek Trust, Petroleum Independent & Exploration, LLC and Mr. Gerard Rene Jacquin (together, the “Reporting Persons”) on March 29, 2016, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on April 21, 2016 (the “Original Schedule 13D”). The principal executive offices of the Company are located at 163 Penang Road, #06-02 Winsland House II, Singapore 238463. The ownership percentages of the Reporting Persons were calculated based on 49,572,811 Common Shares outstanding, as reported as of December 31, 2015 on the Form 40-F filed by the Company on March 30, 2016.

This Amendment No. 2 is being filed by the Reporting Persons to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used herein and not defined herein have the meanings assigned to them in the Original Schedule 13D.

Item 2.	Identity and Background.

This Amendment No. 2 makes no amendments to the information in Item 2 of the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment No. 2 makes no amendments to the information in Item 3 of the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is amended by adding the following:

(d), (f) - (g) On April 22, 2016, Mr. Mulacek and PIE withdrew the Application and voluntarily dismissed the related legal proceedings before the Supreme Court of Yukon. Mr. Mulacek and PIE took these actions based on the Company’s assurance that each of the Proposals will be placed on the agenda for, and voted on by the holders of the Common Shares at, the Annual Meeting on June 14, 2016. Mr. Mulacek and PIE informed the Company of the decision to withdraw the Application in a letter from their counsel dated April 22, 2016 (the “April 22nd Letter”), and issued a press release announcing their decision on April 25, 2016 (the “April 25th Press Release”).

The April 22nd Letter also noted that in connection with its decision to withdraw the Application, Mr. Mulacek and PIE wished to agree with the Company on a set of protocols intended to ensure that the Annual Meeting is conducted in a manner that is fair to all holders of the Common Shares, that the Proposals are given full and fair consideration at the Annual Meeting and that stockholder votes on the Proposals and other matters are calculated accurately (the “Meeting Protocols”). On April 25, 2016, counsel for Mr. Mulacek and PIE delivered the Meeting Protocols to the Company (the “April 25th Letter”). In letters dated April 25, 2016, in response to the April 22nd Letter, and April 27, 2016, in response to the April 25th Letter, the Company declined without explanation to consider the Meeting Protocols.

By its letter dated May 2, 2016 (the “May 2nd Letter”), counsel for Mr. Mulacek and PIE notified the Company that the Company was required to provide updates as of the Annual Meeting record date of April 25, 2016, to the shareholders lists previously provided to Mr. Mulacek and PIE by the Company, but such updates had not been received. The May 2nd Letter also stated that if such updates were not received by the close of business in Whitehorse, Yukon, on May 3, 2016, the Reporting Persons would file an application in the Supreme Court of Yukon seeking an order for the Company to produce and provide such lists immediately.

The foregoing discussion is qualified in its entirety by reference to the April 22nd Letter, the April 25th Press Release, the Meeting Protocols, the April 25th Letter and the May 2nd Letter, the texts of which are filed as exhibits to this Amendment No. 2.

The Reporting Persons understand that the Company intends to oppose the Proposal to reduce the number of directors on the board of the Company to six, and perhaps other Proposals, and to solicit proxies from the holders of the Common Shares to vote against such Proposals. Accordingly, the Reporting Persons currently expect that Mr. Mulacek and PIE will solicit proxies to vote in favor of all the Proposals from some or all of the holders of the Common Shares.

In addition to soliciting proxies to vote in favor of the Proposals, if necessary Mr. Mulacek and PIE may take a number of further actions, including nominating one or more candidates for election to the Board at the Annual Meeting and seeking redress from the courts.

The Company is a “foreign private issuer” as defined in Rule 3b-4 promulgated under the Act, and the equity securities of the Company, including the Common Shares, are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Act. Mr. Mulacek and PIE will solicit proxies from holders of the Common Shares, if at all, in accordance with applicable rules and regulations in Canada. This Item 4 is not, itself, a solicitation of proxies for the Annual Meeting, and holders of Common Shares should not rely on the information in this Item 4 regarding the voting of their Common Shares or the furnishing of proxies for the Annual Meeting.

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 2 makes no amendments to the information in Item 5 of the Original Schedule 13D.

Each of Mr. Mulacek, Five Sterling, the Trust and PIE disclaims membership in a group with Mr. Jacquin and each other. Mr. Jacquin disclaims membership in a group with each of the other Reporting Persons.  The filing of the Original Schedule 13D or this Amendment No. 2 shall not be construed as an admission that Mr. Mulacek is the beneficial owner of any of the Common Shares that Five Sterling, the Trust or PIE may be deemed to beneficially own.

(c)	None of the Reporting Persons has effected any transactions in the Common Stock during the past sixty days.

(d)	Except for the Reporting Persons and members of Mr. Mulacek’s household, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended by adding the following:

The discussion in Item 4 above of this Amendment No. 2 is incorporated into this Item 6.

Item 7.	Material to Be Filed as Exhibits

1.	Letter dated April 22, 2016 on behalf of Phil E. Mulacek and Petroleum Independent & Exploration, LLC to Sheree Ford, General Counsel and Corporate Secretary of the Company.

2.	Press release of Phil E. Mulacek and Petroleum Independent & Exploration, LLC dated April 25, 2016.

3.	Letter and Proposed Meeting Protocols for the Annual Meeting delivered to Sheree Ford, General Counsel and Corporate Secretary of the Company, on April 25, 2016.

4.	Letter dated May 2, 2016 on behalf of Phil E. Mulacek and Petroleum Independent & Exploration, LLC to Sheree Ford, General Counsel and Corporate Secretary of the Company.

5.	Joint Filing Agreement, dated March 29, 2016, by and among the Reporting Persons.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PHIL E. MULACEK

/s/ Phil E. Mulacek

FIVE STERLING LP

By:	/s/ Phil E. Mulacek
Name:	Phil E. Mulacek
Title:	Sole Member and President of Petroleum Independent and Exploration, LLC, General Partner

STERLING MULACEK TRUST

By:	/s/ Phil E. Mulacek
Name:	Phil E. Mulacek
Title:	Trustee

PETROLEUM INDEPENDENT & EXPLORATION, LLC

By:	/s/ Phil E. Mulacek
Name:	Phil E. Mulacek
Title:	Sole Member and President

GERARD RENE JACQUIN

/s/ Gerard Rene Jacquin